Exhibit 99.12

Dechert LLP
Three Bryant Park 1095 Avenue of the Americas New York, NY 10036-6797
+1 212 698 3500 Main
+1 212 698 3599 Fax

October [●], 2026

Board of Trustees

Forethought Variable Insurance Trust

10 West Market Street, Suite 2300

Indianapolis, Indiana 46204

Dear Ladies and Gentlemen:

You have requested our opinion regarding certain federal income tax consequences to each of the portfolios identified on Appendix A attached hereto as an acquired portfolio (the “Acquired Portfolio”), each a separate series of Forethought Variable Insurance Trust (the “Trust”), a Delaware statutory trust, to the holders of the shares of beneficial interest (the “Acquired Portfolio Shares”) of the Acquired Portfolio (the “Acquired Portfolio Shareholders”), and each of the portfolios identified on Appendix A attached hereto as a corresponding acquiring portfolio (the “Acquiring Portfolio”), each a separate series of the Trust, in connection with the proposed transfer of all of the assets of the Acquired Portfolio to the Acquiring Portfolio in exchange solely for shares of beneficial interest of the Acquiring Portfolio (“Acquiring Portfolio Shares”) and the assumption of all liabilities of the Acquired Portfolio by the Acquiring Portfolio, followed by the distribution of such Acquiring Portfolio Shares received by the Acquired Portfolio in complete liquidation of the Acquired Portfolio (the “Reorganization”), all pursuant to the Agreement and Plan of Reorganization (the “Plan”) dated as of May 7, 2026, executed by the Trust on behalf of the Acquired Portfolios and the Acquiring Portfolios.

For purposes of this opinion, we have examined and relied upon (1) the Plan, (2) the facts and representations contained in the letter dated as of the date hereof addressed to us from the Trust on behalf of the Acquiring Portfolios, (3) the facts and representations contained in the letter dated as of the date hereof addressed to us from the Trust on behalf of the Acquired Portfolios, and (4) such other documents and instruments as we have deemed necessary or appropriate for purposes of rendering this opinion.

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This opinion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury regulations, judicial decisions, and administrative rulings and pronouncements of the Internal Revenue Service, all as in effect on the date hereof. This opinion is conditioned upon the Reorganization taking place in the manner described in the Plan referred to above.

Based upon the foregoing, it is our opinion that for federal income tax purposes, with respect to each Acquired Portfolio and each corresponding Acquiring Portfolio:

(1)	The acquisition by the Acquiring Portfolio of all of the assets of the Acquired Portfolio in exchange solely for the Acquiring Portfolio Shares and the assumption of all liabilities of the Acquired Portfolio by the Acquiring Portfolio followed by the distribution of the Acquiring Portfolio Shares to the Acquired Portfolio Shareholders in exchange for their Acquired Portfolio Shares in complete liquidation of the Acquired Portfolio will constitute a reorganization under Section 368(a) of the Code.

(2)	The Acquired Portfolio will not recognize gain or loss upon the transfer of all of its assets to the Acquiring Portfolio in exchange solely for the Acquiring Portfolio Shares and the assumption of all liabilities of the Acquired Portfolio, except that the Acquired Portfolio may be required to recognize gain or loss with respect to contracts described in Section 1256(b) of the Code or stock in a passive foreign investment company, as defined in Section 1297(a) of the Code.

(3)	The Acquired Portfolio will not recognize gain or loss upon the distribution to its shareholders of the Acquiring Portfolio Shares received by the Acquired Portfolio in the Reorganization.

(4)	The Acquiring Portfolio will recognize no gain or loss upon receiving the assets of the Acquired Portfolio in exchange solely for the Acquiring Portfolio Shares and the assumption of all liabilities of the Acquired Portfolio.

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(5)	The adjusted basis to the Acquiring Portfolio of the assets of the Acquired Portfolio received by the Acquiring Portfolio in the Reorganization will be the same as the adjusted basis of those assets in the hands of the Acquired Portfolio immediately before the exchange.

(6)	The Acquiring Portfolio’s holding periods with respect to the assets of the Acquired Portfolio that the Acquiring Portfolio acquires in the Reorganization will include the respective periods for which those assets were held by the Acquired Portfolio (except where investment activities of the Acquiring Portfolio have the effect of reducing or eliminating a holding period with respect to an asset).

(7)	The Acquired Portfolio Shareholders will recognize no gain or loss upon receiving the Acquiring Portfolio Shares solely in exchange for the Acquired Portfolio Shares.

(8)	The aggregate basis of the Acquiring Portfolio Shares received by an Acquired Portfolio Shareholder in the Reorganization will be the same as the aggregate basis of the Acquired Portfolio Shares surrendered by the Acquired Portfolio Shareholder in exchange therefor.

(9)	An Acquired Portfolio Shareholder’s holding period for the Acquiring Portfolio Shares received by the Acquired Portfolio Shareholder in the Reorganization will include the holding period during which the Acquired Portfolio Shareholder held the Acquired Portfolio Shares surrendered in exchange therefor, provided that the Acquired Portfolio Shareholder held such shares as a capital asset on the date of the Reorganization.

We express no opinion as to the federal income tax consequences of the Reorganization except as expressly set forth above, or as to any transaction except those consummated in accordance with the Plan. Without limiting the foregoing, we express no opinion as to the federal income tax consequences of the Reorganization to the Acquired Portfolio with respect to contracts described in Section 1256(b) of the Code or stock in a passive foreign investment company, as defined in Section 1297(a) of the Code.

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We hereby consent to the filing of this opinion as an exhibit to the Form N-14 and to all references to our firm therein.

Very truly yours,

Page 5 October [●], 2026

Appendix A

Acquired Portfolio	Corresponding Acquiring Portfolio
Global Atlantic Balanced Managed Risk Portfolio	Global Atlantic Moderate Managed Risk Portfolio
Global Atlantic BlackRock Selects Managed Risk Portfolio	Global Atlantic Moderate Managed Risk Portfolio
Global Atlantic Franklin Tactical Allocation Managed Risk Portfolio	Global Atlantic Wellington Research Managed Risk Portfolio